February 19th, 2026

Via Email and Certified Mail
Board of Directors
Innventure, Inc.
6900 Tavistock Lakes Blvd, Suite 400
Orlando, FL 32827

Dear Members of the Board:

Ascent Capital Partners (collectively with its affiliates, "we" or "our") is a private investment firm managing public and private assets for ultra-high net worth families — and one of Innventure's largest shareholders. We write today in that capacity, as stewards of not only our portfolio but, by extension, this Company.

We are not activists. We have never been. Our firm was built around private markets: working closely with founders and operators over long time horizons, backing conviction before the market catches on, and staying in the room when things get hard. We believed in Innventure's thesis early. We supported this Company patiently, and privately.

That patience has run out.

Not because we have lost faith in what this Company could be, but because we have watched the Board fail — repeatedly, and without apparent consequence — to hold itself to the very standard it demands of every company it builds.

We are also writing today in direct response to the statement Innventure issued this morning in reply to Commonwealth Asset Management's Schedule 13D filing. We read that statement carefully. It confirmed what we have feared for some time: that this Board and management team are more committed to defending the status quo than to honestly reckoning with the damage it has caused.

Let us be specific, because the statement deserves a specific answer.

Innventure's response to a detailed, substantive critique of its capital allocation, overhead structure, and governance failures was to describe its own business model to its shareholders. The Company told investors — at length — what Innventure does, how it sources technology, and why its approach is differentiated. Not one of those paragraphs addresses the actual charges. The overhead levels were not justified. The dilutive financing program was not explained. The nearly ~70% decline in share price since the de-SPAC transaction was not acknowledged. The governance conflict — three directors who simultaneously serve as senior executives — was not addressed. Instead, the Board offered a recitation of its founding thesis as if the problem were that shareholders simply don't understand the Company well enough.

We understand the Company perfectly well. That is precisely why we are writing.

The statement did contain one data point worth examining: Innventure disclosed that its G&A expenses decreased from $19.7 million in Q1 2025 to $16.9 million in Q3 2025. It is great that you have reduced the $16.9 million however regardless in comparison the numbers are astounding. The Board presented this as evidence of meaningful progress on cost discipline. We would ask the Board to consider how that number sounds to a shareholder who has watched the stock fall nearly ~70% — that after sustained pressure, after a public activist filing, after a year of scrutiny, the Company's best evidence of fiscal responsibility is a 14% G&A reduction while spending ~10 times it should. At a company of Innventure's current scale and revenue profile, that overhead level demands more than a passing mention in a shareholder letter — it demands a line-by-line defense. That is not progress. That is the minimum acknowledgment that something is wrong, dressed up as a solution.

The statement also invokes PureCycle as proof that the Innventure model works. PureCycle was launched in 2015 and taken public in 2021 — a six-year build that preceded the current public company structure, the current overhead burden, and the current obligation to public market shareholders. It is a genuine success. It is also not evidence that the model as currently constructed and currently costing is appropriate for Innventure today. Pointing to 2015 to answer questions about 2025 is not a strategy. It is a deflection.

Then there is AeroFlexx. In Innventure's own statement, issued today in response to one of the most pointed activist critiques this Company has received, Innventure's evidence that AeroFlexx justifies continued parent-level funding is a new partnership to launch a bubble bath product.

We do not say this to be dismissive of AeroFlexx's team or their work. We say it because Innventure's public shareholders are being diluted — today, in material amounts — to fund this. And the Board has offered a bubble bath partnership as its defense of that decision. That speaks for itself.

We want to say something now that we have said privately, more than once, and that this Board needs to hear on the record.

Innventure's entire identity is built on a single, powerful idea: that the right people, in the right roles, at the right time, with the right resources and accountability behind them, can transform breakthrough technologies into long lasting companies. Innventure charges multinational corporations a relationship premium precisely because it claims to know how to do this better than anyone else. It is not just a capital allocator. It is, by its own description, a company-builder — one that understands better than the market how talent, timing, and structure determine outcomes.

Yet, this Board has allowed a governance structure to persist in which three of its members simultaneously serve as senior executives of the Company they are supposed to be overseeing. It has presided over an overhead structure that would be indefensible at ten times Innventure's current scale. It has watched the Company's stock fall nearly ~70% while its most valuable asset — Accelsius — has executed at an extraordinary level. And when called to account for these failures, it responded today not with a plan, not with accountability, not with any acknowledgment that something has gone wrong — but with a press release explaining what Innventure is.

The contradiction is not subtle. A company that sells the world on its ability to put the right people in the right roles at the right time has failed, persistently and visibly, to apply that discipline under its own roof. The Board that is responsible for that failure is the same Board that is now asking shareholders to trust its judgment. We do not believe that trust has been earned, and we do not believe it will be restored without meaningful, structural change.

We want to be unambiguous about Accelsius, because the Company deserves that credit and because it is central to everything that follows. Accelsius has built genuine market leadership in two-phase direct-to-chip liquid cooling at the precise moment when data center infrastructure investment has become one of the most consequential capital deployment stories in the global economy. Its 300-megawatt deployment agreement represents the largest of its kind on record. Its $65 million Series B, anchored by Johnson Controls and Legrand, is not a financing milestone — it is a strategic validation by two of the most sophisticated industrial operators in the world. Accelsius is exactly the kind of company Innventure told investors it could build. On that singular point, the thesis has been proven.

It is therefore not a small thing that Innventure is systematically diluting its shareholders' ownership of Accelsius to fund tens of million a year in parent-level overhead and ventures that, by management's own guidance, will not produce meaningful returns for years. Every share sold to sustain that overhead is a share of Accelsius given away permanently. The market has priced this dynamic with precision: Innventure trades at a deep discount to the value of its Accelsius stake not because investors misunderstand the asset, but because they have correctly assessed the liability sitting above it.

We as well are asking the Board to do four things. We are not asking for anything that requires creativity, external resources, or new strategy. We are asking the Board to apply to Innventure the same discipline it claims to apply to the companies it builds.

Reduce corporate overhead immediately and materially. Innventure at its current capitalization and stage of development should be a lean holding structure — carrying only the costs necessary to maintain its public listing and provide meaningful support to Accelsius. The current overhead level is not defensible at this scale. A 14% reduction is not a plan. The Board should set a target, make it public, and be held to it.

Cease all parent-level funding of ventures beyond Accelsius until stabilization. AeroFlexx and Refinity may have futures, but those futures must be financed at the subsidiary level, with dilution borne there — not imposed on Innventure's public shareholders. AeroFlexx especially should be at this validation point to raise outside capital. The Company does not have the capital, the credibility, or the mandate to operate a multi-initiative incubation platform at parent-company expense right now. Until it does, it should stop pretending otherwise.

Deploy excess capital available into Accelsius equity. There is no higher-conviction use of capital available to this Company. Every dollar that does not go to overhead should go to deepening Innventure's ownership of its only near-term driver of shareholder value. The logic is straightforward and the path is clear.

Reconstitute the Board with genuine independence. Appointing a Lead Independent Director is a start. It is not a solution. A board in which three of nine members are also senior executives cannot provide the oversight this situation demands. The Nominating and Corporate Governance Committee should move with urgency, not with the pace of a committee that believes its current composition is adequate.

We want to close with something we mean without reservation: the opportunity here is exceptional. Accelsius is not a speculative bet. It is a proven business operating at the center of a generational infrastructure transformation. The path from where Innventure stands today to a stock price that reflects the true value of what this Company has built runs directly through the actions we have described. It is not a long path. It does not require bold new strategy or a new vision. It requires the Board to stop protecting a cost structure that cannot be justified and start protecting the asset that actually matters.

We have raised these concerns privately. We did so because we believed in constructive engagement and because we did not want to be here. We are here because the Company's response to private concern was inaction, and its response to public criticism this morning was a reactive press release. That is not good enough — not for Accelsius, not for Innventure's shareholders, and frankly not for a management team that holds meaningful personal stakes in this Company and should want nothing more than to see those stakes reflect what Accelsius has actually built.

We are prepared to engage constructively with any member of this Board who is willing to have a real conversation about what needs to change. We are equally prepared to pursue every available course of action to protect the interests of our investors if that conversation does not happen. The choice, at this point, belongs to the Board.

Respectfully submitted,

/s/Jonathan Loeffler

Managing Director, Ascent Capital Partners

On behalf of Ascent Capital Partners, Ascent X Innventure (collectively with its affiliates)